


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52286



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAKO GLOBAL DERIVATIVES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET, FOURTH FLOOR
(No. and Street)

NEW YORK (City), NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL BRITTON 212-232-1420 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST AND YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1 MORE LONDON PLACE (Address) LONDON (City) SE1 (State) 2AF UK (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 31 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, PAUL BRITTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAKO GLOBAL DERIVATIVES, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A. MANNY ALICANDRO
Notary Public State of New York
No. 01AL5005045
Qualified in Kings County
Commission Expires 11/30/2006

[Signature]
Signature

EXECUTIVE MEMBER
Title

A. Manny Alicandro
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

MAKO GLOBAL DERIVATIVES, L.L.C.

December 31, 2003

CONTENTS

ERNST & YOUNG

INDEPENDENT AUDITOR'S REPORT

Mako Global Derivatives, L.L.C.

December 31, 2003

To the Member of
Mako Global Derivatives, L.L.C.

We have audited the accompanying statement of financial condition of Mako Global Derivatives, L.L.C. (the "Company") as of December 31, 2003. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mako Global Derivatives, L.L.C. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Ernst & Young LLP
Registered Auditors
London

27 FEB 2004

Mako Global Derivatives, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

	$'000s
ASSETS	
Due from brokers	399
Securities owned	593,064
Property and equipment (net of accumulated depreciation of $532,000)	2,428
Seats (fair value of $393,000)	392
Cash	753
Other assets	80
Total assets	**597,116**
LIABILITIES AND MEMBER'S CAPITAL	
Securities sold, not yet purchased	586,950
Other liabilities and accrued expenses	3,057
Total liabilities	590,007
Commitments	
Member's capital	7,109
Total liabilities and member's capital	**597,116**

The accompanying notes are an integral part of this statement.

Mako Global Derivatives, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2003

NOTE A - GENERAL BUSINESS

Mako Global Derivatives, L.L.C. (the "Company"), a Delaware limited liability company formed on October 27, 1999, is a registered broker-dealer under the Securities Exchange Act of 1934 and holds memberships with the Chicago Board Options Exchange (CBOE), the International Securities Exchange (ISE) and the American Stock Exchange (AMEX), and has the ability to trade on the Pacific Exchange (PCX).

The Company's operations consist of proprietary trading as well as market-making activities in futures, options on equity and indexes and options on futures instruments. The Company is wholly owned by Arrabon Holdings, L.L.C. (the "Parent"), which is wholly owned by Mako Global Derivatives Executives, L.L.C. ("Executives").

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary security, option and futures transactions and related revenue and expenses are recorded on a trade-date basis and dividends are recorded on the ex-dividend date.

Securities owned are stated at quoted market values. Securities sold, not yet purchased, are stated at quoted market values. Subsequent market fluctuation of securities sold, not yet purchased, may require purchasing the securities at prices which may differ from the market values reflected on the statement of financial condition.

Investments at fair value represent an investment in Mako Financial Markets, L.L.C., an affiliated company. The investment in the affiliated company is held at fair value and has been written down to zero as a result of its trading losses incurred during 2003.

Property and Equipment

Property and equipment comprises primarily fixtures and fittings which are carried at cost and depreciated over their estimated useful lives (three to five years) using the straight-line method, leasehold improvements which are carried at cost and depreciated over the shorter of the economic useful life of the asset or the term of the lease, and property which is carried at cost.

Mako Global Derivatives, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2003

NOTE B (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivatives, Hedging and Off-Balance-Sheet Risk

In the normal course of business, the Company enters into trading activities, which include derivatives, mainly futures and options with off-balance-sheet risk. These financial instruments contain varying degrees of off-balance-sheet risk to the extent that subsequent changes in the market value of the securities underlying the financial instruments may be in excess of the amounts recognized on the statement of financial condition. Derivative financial instruments derive their value based upon an underlying asset, index or reference rate. These instruments are subject to various risks similar to non-derivative financial instruments, including market, credit, liquidity and operational risks. The Company attempts to manage these risks associated with derivatives on an aggregate basis, along with the risks associated with its trading and as part of its overall risk management policies.

NOTE C - RELATED PARTIES

The Company has an investment in Mako Financial Markets, L.L.C., an affiliated company. The fair value of the investment was $13,000 as at 31 December 2002 but has been written down to $nil at 31 December 2003 due to losses accruing in Mako Financial Markets, L.L.C.

The Company advances non-interest bearing loans to its employees for terms of up to one year. Included in other assets, on the statement of financial condition, is approximately $33,000 related to these loans.

NOTE D - COMMITMENTS

The Company leases office space under an operating lease having non-cancelable lease terms in excess of one year. The minimum rental commitments are $275,000 per annum. The minimum term of the lease is 4 years.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the net capital, as defined, shall be at least the greater of $100,000 or $6^{2}/_{3}\%$ of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital of $463,000 which exceeded its requirement of $204,000 by $259,000.

ERNST & YOUNG

Supplemental Report of Independent Auditors

ERNST & YOUNG

Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Member of
Mako Global Derivatives L.L.C.

In planning and performing our audit of the statement of financial condition and supplemental schedules ("the financial statements") of Mako Global Derivatives L.L.C. (the "Company"), for the year ended December 31 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Ernst & Young LLP
Registered Auditor
London
27 February 2004